FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2003

TRANSALTA CORPORATION

(Translation of registrant's name into English)

110-12th Avenue S.W., Box 1900, Station “M”, Calgary, Alberta, T2P 2M1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____   Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

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 EXHIBITS

Exhibit 1	Press Release dated January 13, 2003.

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TransAlta purchases half of EPCOR Genesee Phase 3 project in Alberta

EPCOR and TransAlta also sign option agreement for Alberta and Ontario

CALGARY, Alberta (Jan. 13, 2003) - EPCOR Utilities Inc. and TransAlta Corporation (TSX:TA; NYSE:TAC) today announced completion of the agreement for TransAlta to acquire a 50 per cent interest in EPCOR's Genesee Phase 3 project for approximately $395 million. This transaction, based on the Memorandum of Understanding announced in May 2002, closed today with payment by TransAlta to EPCOR of $157 million for costs incurred to date.

"TransAlta's joint venture with EPCOR teams us with an excellent partner and allows us to accelerate our development of new electricity generation in Alberta while properly managing market risk," said Steve Snyder, President and CEO of TransAlta.

"This joint venture makes good customer and commercial sense," said Don Lowry, President and CEO of EPCOR Utilities Inc. "As recognized leaders in electricity generation, EPCOR and TransAlta will bring synergies to this partnership which will benefit Albertans by creating a long-term, stable supply of electricity."

The 450-megawatt (MW net) addition to the existing Genesee Generating Station is currently under construction southwest of Edmonton, Alberta. EPCOR and TransAlta will own Genesee Phase 3 on a 50/50 joint venture basis and will share costs equally. EPCOR will continue to manage the project's construction and will operate this merchant plant upon commercial operation in early 2005. The new generating unit will link to Alberta's existing transmission system. Both parties will independently dispatch and market their share of the electrical output from the unit through the Alberta Power Pool. Genesee Phase 3 will use supercritical combustion technology and will be the most advanced coal-combustion plant built in Canada. The plant's carbon dioxide (CO2) emission levels will be offset to the level of a combined cycle, natural gas facility.

In addition to Genesee Phase 3, EPCOR and TransAlta have finalized the terms of two option arrangements. EPCOR has the option to purchase a 50 per cent interest in TransAlta's Centennial 1 project - formerly known as Keephills 3 - a proposed 450-MW unit adjacent to TransAlta's existing Keephills facility. TransAlta would manage construction and operation of the fully merchant facility. Both parties would independently dispatch and market their share of the unit's electrical output. The option will expire Dec. 31, 2005. TransAlta and EPCOR will evaluate the development of Centennial 1 during the option period. Although not included in this agreement, TransAlta will continue to evaluate the development of Centennial 2 - formerly known as Keephills 4 - the other proposed 450-MW unit adjacent to the Keephills facility. Alberta's Energy and Utilities Board approved the Centennial Project in 2002.

EPCOR also has the option to purchase a 50 per cent interest in TransAlta's Sarnia Regional Cogeneration Plant in Ontario for 50 per cent of the undepreciated capital cost. EPCOR may exercise its option between January 2003 and March 2004. TransAlta will continue to manage and operate the plant. TransAlta expects the plant to be commercially operational early this quarter.

"During these turbulent economic times, it's more important to manage risk than ever before," said Snyder. "We believe our participation in EPCOR's project and its potential participation in our projects are smart transactions for us. Sharing risk on a number of projects is better in the long-run for our shareholders."

"This transaction continues EPCOR's transformation into a major provider of energy and energy-related services in Canada," said Lowry. "With over 1.3 million retail customers in Ontario, EPCOR has a significant presence in that province. We will carefully monitor this market during the option period for the Sarnia facility."

(more)

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EPCOR is one of Canada's top providers of energy and energy-related services and products. EPCOR owns and operates power plants, electrical transmission and distribution networks, builds and operates water and wastewater treatment facilities and infrastructure and provides power, water, natural gas, water heater rental and heating, ventilating and air conditioning services to its expanding customer base. With over $4 billion in assets and a customer base of 1.9 million, EPCOR is headquartered in Edmonton, Alberta and has operations throughout Alberta, British Columbia, Ontario and the U.S. Pacific Northwest. EPCOR's Web site is www.epcor.ca.

TransAlta Corporation is Canada's largest non-regulated electric generation and marketing company, with more than $7 billion in assets and 9,000 megawatts of capacity either in operation or under construction. As one of North America's lowest-cost operators, TransAlta's growth is focused on developing coal- and gas-fired generation in Canada, the U.S., and Mexico. TransAlta's Web site is www.transalta.com.

This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation and EPCOR Utilities Inc. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels , construction delays and general economic conditions in geographic areas where TransAlta Corporation and EPCOR Utilities Inc operate.

For more information:

Media inquiries, EPCOR

Jay Shukin, Senior Communications Advisor

Phone:  (780) 412-8877

Email:  jshukin@epcor.ca

Media inquiries, TransAlta

Nadine Walz, Media Relations Specialist

Phone:

(403) 267-3655

Email: media_relations@transalta.com

Investor inquiries, TransAlta

Daniel J. Pigeon, Director, Investor Relations

Phone:  1-800-387-3598 in Canada and U.S.

Phone:  (403) 267-2520    Fax (403) 267-2590

E-mail:  investor_relations@transalta.com

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransAlta Corporation

(Registrant)

By:/s/ Alison T. Love

(Signature)

Alison T. Love, Corporate Secretary

Date: January 13, 2003